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
                              SECURITIES AND EXCHANGE COMMISSION                                        --------------------------
                                    WASHINGTON, D.C. 20549                                                    OMB Approval
                                         FORM N-17f-2                                                   --------------------------
                                                                                                        OMB Number:      3235-0360
                       Certificate of Accounting of Securities and Similar                              Expires:     July 31, 1994
                                 Investment in the Custody of                                           Estimated average burden
                                Management Investment Companies                                         hours per response... 0.05

                           Pursuant to Rule 17f-2 [17 CFR 270.17f-2]

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1. Investment Company Act File Number:                                       Date examination completed

       811-08494                                                             August 31, 2003
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2. State identification Number:  N/A
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     AL                  AK                  AZ                  AR                  CA                  CO
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     CT                  DE                  DC                  FL                  GA                  HI
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     ID                  IL                  IN                  IA                  KS                  KY
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     LA                  ME                  MD                  MA                  MI                  MN
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     MS                  MO                  MT                  NE                  NV                  NH
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     NJ                  NM                  NY                  NC                  ND                  OH
   ----------------------------------------------------------------------------------------------------------------------------
     OK                  OR                  PA                  RI                  SC                  SD
   ----------------------------------------------------------------------------------------------------------------------------
     TN                  TX                  UT                  VT                  VA                  WA
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     WV                  WI                  WY                  PUERTO RICO
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     Other (specify):
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3. Exact name of investment company as specified in representation statement:

      LEADER Mutual Funds
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4. Address of principal executive office (number, street, city, state, zip code):

     3435 Stelzer Road, Columbus, Ohio 43219-8001
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


                               LEADER MUTUAL FUNDS
                                3435 STELZER ROAD
                               COLUMBUS, OHIO 43219


October 7, 2003



    MANAGEMENT STATEMENT REGARDING COMPLIANCE WITH CERTAIN PROVISIONS OF THE
                         INVESTMENT COMPANY ACT OF 1940

We, as members of management of the LEADER Mutual Funds (the Funds), are responsible for complying with the requirements of subsections (b) and (c) of Rule 17f-2, "Custody of Investments by Registered Investment Companies," of the Investment Company Act of 1940. We are also responsible for establishing and maintaining effective internal controls over compliance with Rule 17f-2 requirements. We have performed an evaluation of the Funds' compliance with the requirements of subsections (b) and (c) of Rule 17f-2 as of August 31, 2003, and for the period from April 30, 2003 through August 31, 2003.

Based on this evaluation, we assert that the Funds were in compliance with the requirements of subsections (b) and (c) of Rule 17f-2 of the Investment Company Act of 1940 as of August 31, 2003, and for the period from April 30, 2003 through August 31, 2003, with respect to securities reflected in the investment accounts of the Funds.


Sincerely,


/s/ Troy A. Sheets

Troy A. Sheets
Treasurer
LEADER Mutual Funds

                         INDEPENDENT ACCOUNTANTS' REPORT



To the Board of Trustees of the
LEADER Mutual Funds:

We have examined management's assertion, included in the accompanying Management Statement Regarding Compliance with Certain Provisions of the Investment Company Act of 1940 (the Act), that the LEADER Mutual Funds (individually, the Growth & Income Fund, Growth Equity Fund, Intermediate Bond Fund, Tax Exempt Bond Fund, Money Market Fund, Tax Exempt Money Market Fund, Treasury Money Market Fund, Balanced Fund, and Short Term Bond Fund, collectively, the Funds) complied with the requirements of subsections (b) and (c) of Rule 17f-2 under the Act as of August 31, 2003. Management is responsible for the Funds' compliance with those requirements. Our responsibility is to express an opinion on management's assertion about the Funds' compliance based on our examination.

Our examination was conducted in accordance with attestation standards established by the American Institute of Certified Public Accountants and, accordingly, included examining, on a test basis, evidence about the Funds' compliance with those requirements and performing such other procedures as we considered necessary in the circumstances. Included among our procedures were the following tests performed as of August 31, 2003, and with respect to agreement of security purchases and sales, for the period from April 30, 2003 (the date of our last examination) through August 31, 2003:

     1. Confirmation of all securities held in book entry form by Depository Trust Company, Federal Reserve Bank of Boston, Bank of New York, PFPC and Goldman Sachs (sub-custodians to the Funds);

     2. Verification of all securities purchased/sold but not received/delivered and securities in transit via examination of underlying trade ticket or broker confirmation;

     3. Reconciliation of all such securities to the books and records of the Funds and Union Planters Bank, National Association (Union Planters); and

     4. Agreement of selected security purchases and sales since April 30, 2003, from the books and records of the Funds to broker confirmations or trade tickets.

We believe that our examination provides a reasonable basis for our opinion. Our examination does not provide a legal determination on the Funds' compliance with specified requirements.

In our opinion, management's assertion that the Funds were in compliance with the requirements of subsections (b) and (c) of Rule 17f-2 of the Investment Company Act of 1940 as of August 31, 2003, and for the period from April 30, 2003 through August 31, 2003, with respect to securities reflected in the investment accounts of the Funds, is fairly stated, in all material respects.

This report is intended solely for the information and use of management, the Board of Trustees of the Funds and the Securities and Exchange Commission and is not intended to be and should not be used by anyone other than these specified parties.

Columbus, Ohio
October 7, 2003





















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